Exhibit 99.1

Century 21 China Real Estate Receives Notice from NYSE Regarding Listing Standards

BEIJING, China, April 11, 2014 - IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced that it received a notice from the New York Stock Exchange, Inc. (“NYSE”) that it is not in compliance with one of the continued listing standards of the NYSE. The Company is considered below the NYSE’s continued listing criteria because its total market capitalization has been less than $50 million over a 30-trading-day period and its stockholders’ equity is less than $50 million.

The Company has notified the NYSE that it plans to submit a business plan (the “Plan”) within 90 days from the receipt of the NYSE notice that demonstrates its ability to regain compliance with the NYSE’s continued listing standards within 18 months. In the event that the NYSE accepts the Plan, the Company will be subject to quarterly monitoring for compliance with the Plan and the Company’s ADSs will continue to be listed and traded on the NYSE during such 18-month cure period subject to its compliance with other NYSE continued listing standards. In the event that the NYSE does not accept the Plan, the Company will be subject to suspension and delisting procedures. The Company will continue to communicate with the NYSE to keep it apprised of the Company’s plans to achieve compliance and progress in that regard.

The Company’s business operations and SEC reporting requirements are not affected by the receipt of the aforementioned notice from the NYSE.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english.

Safe Harbor: Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and

Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Steve Ye

CFO

IFM Investments Limited

Phone: +86-10-6561-7788

E-mail: ir@century21cn.com

Josh Gartner

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com